Suite 1210 - 777 Hornby Street
Vancouver, BC
V6Z 1S4 CANADA
Telephone: (604) 689-1022
Facsimile: (604) 681-4760

CORPORATE AND SECURITIES LAWYERS

Reply Attention of:	William L. Macdonald
Direct Telephone:	(604) 648-1670
Email:	wmacdonald@wlmlaw.ca
Our File No:	31309-1

May 27, 2010

BY EDGAR/FAX

United States Securities and Exchange Commission
100 F Street, North East
Washington DC 20549

Attention: Janice McGuirk

Dear Sirs:

Re:	Dussault Apparel Inc.
Annual Report on Form 10-K FYE October 31, 2009
Filed March 16, 2010
File No. 0-52452

We are the solicitors for the Company. We refer to your letter of April 9, 2010 addressed to the Company with your comments on the Company's Annual Report on Form 10-K for fiscal year ended October 31, 2009, filed March 16, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

We issued comments to you on your Form 10-KSB for the fiscal year ended October 31, 2008 on February 19, 2010. We note that you have filed your Form 10-K for the fiscal year ended October 31, 2009 on March 16, 2010. We also note your statement that you have a distribution agreement concerning your headware collection with Concept One. Please file the agreement as an exhibit to the Form 10-K as required by Item 601(b) of Regulation S-K and briefly discuss the principal terms of the agreement.

We confirm that the Merchandising License Agreement with Concept One was filed as Exhibit 10.9 to the Form 10-Q for the quarter ended January 31, 2010, filed on March 22, 2010.

2.

We note that your Form 10-K indicates that you filed the Distribution Agreement as Exhibit 10.8 and a Merchandising License Agreement as Exhibit 10.9. Neither Agreement was filed as an exhibit to your Form 10-K filed on March 16, 2010. Please file these agreements as exhibits to your Form 10-K.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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We confirm that the Distribution Agreement and the Merchandising License Agreement were filed as Exhibits 10.8 and 10.9 respectively, to the Form 10-Q for the quarter ended January 31, 2010, filed on March 22, 2010.

Management Discussion and Analysis, page 13
Results of Operations for the Years ended October 31, 2008

3.

We note your response to our prior comment three of our letter dated October 30, 2009 but were unable to locate the revisions in your filing as you had indicated. As a result our comment will be reissued. We note that you have recognized an inventory markdown of $1,791,526 and $35,640 for the year ended October 31, 2008 and 2009 respectively. As this was a significant change that materially affected the amount of reported income, please disclose the reasons underlying the markdown, how it was calculated and if there are any significant estimates and judgments involved in the calculation. See Item 303(A)(3) of Regulation S-K. Also, expand your critical accounting policies discussion to disclose the significant management assumptions and estimates and involved in determining the net realizable value of inventory.

We have updated the Form 10-K/A to include an explanation on inventory markdowns under Results of Operations for the Years Ended October 31, 2009 and 2008.

Financial Statements

General

4.

Please note that the FASB Accounting Standards Codification became effective July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please review your financial statements to reflect any references to accounting standards accordingly.

There are no non-SEC accounting and reporting standards in the Notes to the financial statements dated October 31, 2009, although not in the codification that became effective for fiscal years ending after September 15, 2009, with certain exceptions. These were sufficient to delay implementation. We request that the SEC accept an update to the Company’s financial statements at the time of the Company’s next filing.

Statement of Operations, page 20

5.

We note your response to our preliminary comment five of our letter dated October 30, 2009. you had confirmed to us in your response that you will reflect inventory markdown as a separately disclosed item of cost of sales. We are unable to locate the revisions in your filing as you had indicated. Please revise.

Our previous response, that the inventory write-down would be a separately disclosed item of Cost of Sales was in error. The writedown is not a part of the sales – gross profit presentation in the financial statements, as this disclosure reflects retail sales. The writedown was the result of closing the retail outlet, and measured from a discounted sale. It is infrequent in occurrence but not unusual in nature, and therefore does not qualify as an extraordinary or non-recurring item. It is recorded as a line item in income from continuing operations.

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Note 4 – Capital Structure, page 30

6.

We note your response to our prior comment eight of our letter dated October 30, 2009. You had confirmed to us in your response that you will revise your accounting for stock based compensation. However, it does not appear that you considered the requisite service period and vesting requirements of each award including the new awards in fiscal 2009 when computing stock based compensation cost during the year ended October 31, 2009. In addition we note your disclosure on page 5 that between May 2009 and July 2009 you agreed to issue 2,750,000 shares to consultants for services and were unable to locate the compensation cost recorded related to these services. As a result, our comment is reissued. Please revise your disclosures as appropriate. See guidance in FASB Accounting Standards Codification 718-10-35-2.

You note that the requisite service period and vesting requirements were not considered in each award of stock as compensation. In these stock awards, service periods were not an issue, and vesting was immediate, unlike options awards. It has been accounting policy in the Company to consider restricted stock as being the same value as tradable stock for purposes of valuing the compensation. The awards could be revalued according to criteria other than fair value of the stock, but this would involve changing the audited financial statements for items that would not be material. Will the SEC accept an adjustment in the subsequent year, if re-valuation is required to other specified criteria?

You noted the disclosure on page 5 that between May 2009 and July 2009 we agreed to issue 2,750,000 to consultants. The services have not yet been performed, and the stock has not yet been issued. A treasury order was sent to the Company’s transfer agent on May 18, 2010 issuing shares to these consultants.

Section 302 Certification

7.

We note that your Section 302 Certification does not conform to the language required by Item 601(31) of Regulation S-K. Please remove paragraph 6 and revise future filings including an amendment to this 10-K to address this issue.

We have amended the Form 302 Certification to remove paragraph 6.

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Closing Comments

We attach a the proposed Amended Form 10-K for your review.

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-K shortly. Should you have any questions, please do not hesitate to contact the writer.

On behalf of the Company we sincerely thank and appreciate the SEC’s attention to and ongoing cooperation in this matter.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald

William L. Macdonald

/lvk
Encl.

cc:	Dussualt Apparel Inc. Attention: Jason Dussault